Exhibit 99.3

Vinci Partners Investments Ltd.

Consolidated Financial Statements as of December 31, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Vinci Partners Investments Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Vinci Partners Investments Ltd. and its subsidiaries (the "Company") as of December 31, 2023 and December 31, 2022, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and December 31, 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Rio de Janeiro, February 7, 2024

/s/PricewaterhouseCoopers

Auditores Independentes Ltda.

We have served as the Company's auditor since 2010.

Vinci Partners Investments Ltd.

Consolidated balance sheets

All amounts in thousands of reais unless otherwise stated

Assets	Note		12/31/2023	12/31/2022

Current assets
Cash and cash equivalents	5	(c)	660,305	136,581
Cash and bank deposits	5	(c)	15,896	30,108
Financial instruments at fair value through profit or loss	5	(c)	173,300	106,473
Financial instruments at amortized cost	5	(c)	471,109	-
Financial instruments at fair value through profit or loss	5	(d)	1,168,355	1,243,764
Accounts receivable	5	(a)	101,523	57,675
Sub-leases receivable	10		4,071	1,500
Taxes recoverable			2,219	1,555
Other assets	6		19,109	16,481
Total current assets			1,955,582	1,457,556

Non-current assets
Financial instruments at fair value through profit or loss	5	(c)	7,146	5,985
Accounts receivable	5	(a)	16,638	17,298
Sub-leases receivable	10		1,467	1,343
Taxes recoverable			325	3,141
Deferred taxes	20		13,487	9,241
Other assets	6		19,427	1,065
			58,490	38,073

Property and equipment	8		12,591	11,951
Right of use – Leases	10		58,308	70,136
Intangible assets	9		214,748	189,238
Total non-current assets			344,137	309,398

Total assets			2,299,719	1,766,954

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.

Consolidated balance sheet

All amounts in thousands of reais unless otherwise stated

Liabilities and equity	Note		12/31/2023	12/31/2022

Current liabilities
Trade payables			1,869	1,247
Leases	10 and 5(e)		24,381	24,147
Accounts payable	11		6,020	7,328
Labor and social security obligations	12		101,506	87,732
Loans and obligations	14		76,722	13,168
Taxes and contributions payable	13		24,853	22,291
Total current liabilities			235,351	155,913

Non-current liabilities
Leases	10 and 5(e)		48,431	62,064
Labor and social security obligations	12		5,357	2,968
Loans and obligations	14		540,369	162,122
Deferred taxes	20		3,883	8,340
Retirement plans liabilities	15		85,554	-
Total non-current liabilities			683,594	235,494

Total liabilities			918,946	391,407

Equity	16
Share capital			15	15
Additional paid-in capital			1,408,438	1,382,038
Treasury shares	16	(f)	(172,863)	(114,978)
Retained earnings			111,444	81,310
Other reserves			31,876	24,149
			1,378,910	1,372,534

Non-controlling interests in the equity of subsidiaries	7	(b)	1,864	3,013

Total equity			1,380,774	1,375,547

Total liabilities and equity			2,299,719	1,766,954

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.

Consolidated statement of income

Years ended December 31

All amounts in thousands of reais unless otherwise stated

Statements of Income	Note		2023	2022	2021

Net revenue from services rendered	17		454,420	408,095	465,458

General and administrative expenses	18		(252,264)	(229,349)	(222,998)

Operating profit			202,156	178,746	242,460

Finance income	19		121,809	112,133	28,511
Finance expenses	19		(54,580)	(19,065)	(13,129)

Finance profit, net			67,229	93,068	15,382

Profit before income taxes			269,385	271,814	257,842

Income taxes	20		(49,926)	(52,413)	(49,227)

Profit for the year			219,459	219,401	208,615

Attributable to the shareholders of the parent company			220,608	219,417	208,615
Attributable to non-controlling interests			(1,149)	(16)	-

Basic earnings per share/quota in Brazilian Reais	16	(g)	4.02	3.89	3.77
Diluted earnings per share/quota in Brazilian Reais	16	(g)	3.85	3.84	3.77

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.

Consolidated statement of comprehensive income

Years ended December 31

All amounts in thousands of reais unless otherwise stated

	2023	2022	2021

Profit for the year	219,459	219,401	208,615

Other comprehensive income
Items that may be reclassified to profit or loss:
Foreign exchange variance of investees
Vinci Capital Partners GP Limited	(10)	2	14
Vinci USA LLC	(2,352)	(781)	988
Vinci Capital Partners F III GP Limited	(60)	(20)	5
GGN GP LLC	(7)	(9)	13
VICC Infra GP LLC	(27)	15	-
Vinci Capital Partners IV GP LLC	(147)	(34)	-

Total comprehensive income for the year	216,856	218,574	209,635

Attributable to:
Shareholders of the parent company	218,005	218,590	209,635
Non-controlling interests	(1,149)	(16)	-

	216,856	218,574	209,635

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.

Consolidated statement of changes in equity

All amounts in thousands of Brazilian Reais, unless otherwise stated

	Share	Additional	Retained	Other	Treasury		Non-controlling	Total
	capital	Paid-in capital	earnings	reserves	shares	Total	interests	equity

At December 31, 2020	8,730	0	0	10,491	0	19,221	15	19,236

Profit for the year			208,615			208,615	0	208,615
Other comprehensive income:
Foreign exchange variation of investee located abroad				1,021		1,021	(1)	1,020

Corporate Reorganization	(8,719)	8,719				0		0
Proceeds from the issuance of shares	4	1,392,370				1,392,374	29	1,392,403
Transactions costs from proceeds from the issuance of shares		(19,051)				(19,051)		(19,051)
Share based payments				3,670		3,670		3,670
Treasury quotas bought					(52,585)	(52,585)		(52,585)
Treasury quotas canceled						0		0
Allocation of profit:
Dividends			(138,432)			(138,432)		(138,432)

At December 31, 2021	15	1,382,038	70,183	15,182	(52,585)	1,414,833	43	1,414,876

Profit for the year			219,417			219,417	(16)	219,401
Other comprehensive income:
Foreign exchange variation of investee located abroad				(827)		(827)	(2)	(829)

Proceeds from the issuance of shares, net from capital returned						0	2,988	2,988
Share based payments				9,794		9,794		9,794
Treasury quotas bought					(62,393)	(62,393)		(62,393)
Allocation of profit:
Dividends			(208,290)			(208,290)		(208,290)

At December 31, 2022	15	1,382,038	81,310	24,149	(114,978)	1,372,534	3,013	1,375,547

Profit for the year	-		220,608	-	-	220,608	(1,149)	219,459
Other comprehensive income:
Foreign exchange variation of investee located abroad	-		-	(2,603)	-	(2,603)	-	(2,603)
Fair value option of convertible preferred shares	-	34,141	-	-	-	34,141	-	34,141
Transactions costs from the issuance of preferred shares	-	(1,958)	-	-	-	(1,958)	-	(1,958)
Share based payments	-	(2,783)	-	10,330	2,783	10,330	-	10,330
Treasury shares bought, net of shares sold	-	(3,000)	-	-	(60,668)	(63,668)	-	(63,668)
Allocation of profit:
Dividends	-		(190,474)	-	-	(190,474)	-	(190,474)

At December 31, 2023	15	1,408,438	111,444	31,876	(172,863)	1,378,910	1,864	1,380,774

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.

Consolidated statement of cash flows

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

	Notes		2023	2022	2021
Cash flows from operating activities

Profit before taxation			269,385	271,814	257,842
Adjustments to reconcile net income to cash flows from operations:
Depreciation and amortization	18		19,780	15,786	13,729
Investment income of financial instruments at fair value through profit or loss			(97,703)	(86,047)	(24,787)
Net foreign exchange on liabilities at amortized cost	14	(i)	(16,513)	-	-
Interest expense on loans and obligations	19		23,654	5,804	-
Gain/loss on remeasurement of contingent consideration	19		15,872	(13,971)	-
Allowance for expected credit loss	18		-	(4)	21
Share based payments	18		14,967	14,276	3,670
Financial result on lease agreements	19		9,109	8,969	12,084
			238,551	216,627	262,559
Changes in assets and liabilities
Accounts receivables			(43,187)	(10,064)	11,819
Taxes recoverable			2,152	(1,389)	(1,992)
Other assets			(20,990)	(11,286)	7,716
Trade payables			622	392	(208)
Accounts payable			(1,575)	156	(667)
Labor and social security obligations			11,527	(21,349)	65,575
Taxes and contributions payable			(780)	(1,705)	1,105
Contribution for retirements plans			82,734	-	-
			30,503	(45,245)	83,348

Cash generated from operations			269,054	171,382	345,907
Income tax paid			(54,875)	(53,482)	(57,215)
Net cash inflow from operating activities			214,179	117,900	288,692

Cash flows from investing activities
Payment for acquisition of subsidiary	7		-	(80,000)	-
Cash and cash equivalent increased from business combination	7		-	497	-
Purchases of property and equipment and additions to intangible assets			(36,738)	(6,476)	(3,091)
Acquisition of non-controlling quotas			-	-	-
Purchase of financial instruments at fair value through profit or loss			(281,012)	(341,157)	(1,420,834)
Sales of financial instruments at fair value through profit or loss			455,781	558,974	103,953

Net cash (outflow) from investing activities			138,031	131,838	(1,319,972)

Cash flows from financing activities
Proceeds from the issuance of shares/quotas	16	(a)	-	-	1,319,403
Capital increase (decrease) of non-controlling interests in the equity of subsidiaries			-	2,988	-
Interest payments of loans and obligations	14	(ii)	(11,975)	-	-
Principal payments of loans and obligations	14	(ii)	(8,889)	-	-
Transactions costs paid	16	(d)	-	-	(19,051)
Treasury shares acquisition paid, net of treasury shares sold	16	(f)	(62,769)	(63,353)	(50,831)
Lease payments, net of sublease received			(23,044)	(22,848)	(18,534)
Loans and obligations acquisitions			-	79,026	-
Issuance of convertible preferred shares	16	(d)	471,835
Dividends paid	16	(e)	(190,138)	(211,320)	(255,963)

Net cash (outflow) from financing activities			175,020	(215,507)	1,048,024

Net increase in cash and cash equivalents			527,230	34,231	16,744

Cash and cash equivalents at the beginning of the year	5	(c)	136,581	102,569	83,449

Foreign exchange variation of cash and cash equivalents in subsidiary			(3,506)	(219)	2,376

Cash and cash equivalents at the end of the year	5	(c)	660,305	136,581	102,569

Non-cash financing activities

Dividends declared and not yet paid until December 31, 2023 and 2022 were R$ 3.791 (Note 11) and R$ 4,363, respectively.

Consideration payable and contingent consideration (earn-out) as of December 31, 2023 and 2022 were 64,370 and 48,499 (Note 14), respectively. Vinci expects to pay the contingent consideration through its equity instruments. However, accordingly to IAS 32, the earn-out obligation was classified as a financial liability.

The accompanying notes are an integral part of these consolidated financial statements.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

1	Operations

Vinci Partners Investments Ltd. is an exempted company incorporated in the Cayman Islands (referred to herein as "Entity", "Group" or "Vinci"). The Group started its activities in September 2009. Its objective is to hold investments in the capital of other companies as partner (shareholder). The investees are specialized in rendering alternative investment management, asset allocation, financial advisory services and retirement services. The actual shareholders of the Entity are disclosed in Note 16.

The registered office of the Entity is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

Corporate reorganization

Prior to the consummation of the initial public offering, on January 15, 2021, the individual partners of Vinci Partners Investimentos Ltda. (“Vinci Investimentos”) contributed the entirety of their quotas into the Entity.

In return for this contribution the Entity issued (1) new Class B common shares to Gilberto Sayão da Silva and (2) new Class A common shares to all other shareholders of Vinci Investimentos in exchange for the quotas of Vinci Investimentos contributed to the Entity, or the Contribution, exchanging 1 quota into 4.77 common shares. Until the Contribution, the Entity did not commence operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.

Initial Public Offering (IPO)

On January 28, 2021, Vinci announced the price of its public offering of the Class A common shares being offered 13,873,474 Class A common shares. Prior to this offering, there has been no public market for our Class A common shares. The initial public offering price per Class A common share was US$18.00.

The Class A common shares have been approved for listing on the Nasdaq Global Select Market, or Nasdaq, under the symbol "VINP." Vinci has two classes of common shares: Class A common shares and Class B common shares.

Class B common shares carry rights that are identical to the Class A common shares, except that (1) holders of Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) holders of Class B common shares may convert Class B common shares at any time into Class A common shares on a share-for-share basis; (3) holders of Class B common shares are entitled to preemptive rights in the event that additional Class A common shares are issued in order to maintain their proportional ownership interest; and (4) Class B common shares shall not be listed on any stock exchange and will not be publicly traded.

On February 1, 2021, Vinci announced the closing of its initial public offering. The net proceeds from the offering were US$ 232 million (R$ 1,266,926), after deducting underwriting discounts and commissions. The Class A common shares began trading on the Nasdaq Global Select Market on January 28, 2021, under the ticker symbol "VINP."

In connection with the offering, Vinci has granted the underwriters a 30-day option to purchase up to an additional 2,081,021 Class A common shares at the initial public offering price, less underwriting discounts and commissions. On February 8, 2021, Vinci received net proceeds of US$ 23 million (R$ 125,448) in respect of the additional 1,398,014 Class A common shares issued.

Vinci Partners Ltd used the net proceeds from the offering to fund investments in its own products alongside its investors. The Entity continues to pursue opportunities for strategic transactions and for other general corporate purposes.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

2	Summary of significant accounting policies

2.1	Basis of preparation and presentation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards).

The consolidated financial statements have been prepared on a historical cost basis, except for the financial instruments assets that have been measured at fair value.

The consolidated financial statements are presented in Brazilian reais (“R$”), and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

As mentioned in the Note 1, the Group carried out a corporate reorganization in order to prepare the structure for the Initial Public Offering of its shares. As result, the partners of Vinci Partners Investimentos Ltda. contributed their quotas to Vinci Partners Investments Ltd in January 2021. Vinci Partners Investments Ltd is currently the entity which is registered with the Securities Exchange Commission and for which these financial statements are presented. The comparative historical figures presented in these consolidated financial statements are the ones of the predecessor entity, Vinci Partners Investimentos Ltda.

New and revised accounting standards

The Group has not changed its accounting policies as a result of new standards and amendments effective for the first time for periods commencing on or after 1 January 2023.

The issuance of these consolidated financial statements was authorized by the Entity's management on February 7th, 2024.

(a)	Consolidated financial statements

Vinci operates as an asset management firm. The Group focuses on private markets, liquid strategies, financial advisory, investment products and solutions, and retirement services, which comprise the main activity of the Group.

The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

Also, the Entity holds interest in subsidiaries whose main purpose and activities are providing services that relate to the Entity’s activities. Therefore, the Entity consolidates these subsidiaries.

Ownership interest in subsidiaries on December 31, 2023 and 2022 are as follows:

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

	Interest - %

	12/31/2023	12/31/2022

Subsidiaries
Vinci Partners Investimentos Ltda.	100	100
Vinci Assessoria financeira Ltda. (1)	100	100
Vinci Equities Gestora de Recursos Ltda. (1)	100	100
Vinci Gestora de Recursos Ltda. (1)	100	100
Vinci Capital Gestora de Recursos Ltda. (1)	100	100
Vinci Soluções de Investimentos Ltda.	100	100
Vinci Real Estate Gestora de Recursos Ltda. (1)	100	100
Vinci Capital Partners GP Limited.	100	100
Vinci Partners USA LLC	100	100
Vinci GGN Gestão de Recursos Ltda. (1)	100	100
Vinci Infraestrutura Gestora de Recursos Ltda.	100	100
Vinci Capital Partners GP III Limited.	100	100
GGN GP LLC	100	100
Amalfi Empreendimentos e Participações S.A.	-	100
Vinci APM Ltda. (1)	100	100
Vinci Monalisa FIM Crédito Privado IE (2)	100	100
Vinci Asset Allocation Ltda.	75	75
VICC Infra GP LLC	100	100
Vinci Capital Partners IV GP LLC	100	100
Vinci Holding Securitária Ltda.	85	85
Vinci Vida e Previdência S.A. (3)	85	85
SPS Capital Gestão de Recursos Ltda. (4)	100	100
VICC Infra GP (Lux), S.A.R.L.	100	-

(1)	Minority interest represents less than 0.001%.

(2)	Under the terms of IFRS 10, the Entity does not consolidate its investment in Vinci Monalisa FIM Crédito Privado IE and measures at fair value through profit or loss in accordance with IFRS 9.

(3)	Vinci has an indirect interest at Vinci Vida e Previdência of 85% through its subsidiary Vinci Holding Securitária Ltda., which holds 100% of ownership interest at Vinci Vida e Previdência. Vinci Vida e Previdência commenced its operations in April 2023.

(4)	On 16 August 2022, Vinci Soluções de Investimentos Ltda. acquired 90% of the issued share capital of SPS Capital Gestão de Recursos Ltda. The acquisition gives to Vinci Soluções de Investimentos the right of 100% on the economic interest of SPS Gestão de Recursos Ltda.

Subsidiaries are all entities (including structured entities) over which the Group has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated balance sheet respectively.

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in another reserve within equity attributable to owners of Entity.

When the Group ceases to consolidate an investment or account for it under equity method because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

2.2	Segment reporting

In 2021, the members of the Board of Directors of Vinci Partners Investments Ltd were appointed. Under the supervision of the Board of Directors, the CEO is responsible for the decision-making process related to executive themes, resources allocation and strategic decisions of Vinci.

The strategic decisions of the Group comprise five distinct business segments: (i) Private market strategies, (ii) Liquid strategies, (iii) Investment products and solutions; (iv) Financial advisory and (v) Vinci retirement services (Note 20).

Strategies were sorted out within business segments following technical and strategic similarities among funds’ attributes, such as management and performance fee structures, liquidity constraints, targeted returns and investor profile.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

2.3	Foreign currency translation

Functional and presentation currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The financial statements are presented in thousands of Brazilian reais, which is the Entity's functional currency and also its presentation currency. All amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are recognized in profit or loss.

Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

●	income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

●	all resulting exchange differences are recognized in other comprehensive income.

2.4	Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, bank deposits held with financial institutions, other short-term, highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

2.5	Financial assets

(i) Classification

The Group classifies its financial assets in the following measurement categories:

∙ those to be measured subsequently at fair value (either through OCI or through profit or loss), and

∙ those to be measured at amortized cost.

The classification depends on the Entity's business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI). Vinci has no financial assets classified as FVOCI as of December 31, 2023, and 2022.

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

(ii) Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, being the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

(iii) Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

(iv) Impairment

The group assesses on a forward-looking basis the expected credit loss associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For accounts receivables, the group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

2.6	Accounts receivables

Receivables are amounts due for financial advisory services and for investment fund management services rendered in the ordinary course of Group's business. Except for unrealized performance fee, collection is expected in less than one year; therefore, they are classified as current assets.

Accounts receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. They are subsequently measured at amortized cost using the effective interest method, less allowance for expected credit losses. See note 5 for further information about the Group's accounting for accounts receivables.

The Group uses a provision matrix to calculate expected credit losses, for accounts receivables When applicable, the Group calibrates the matrix to adjust the historical credit loss experience with forward-looking information. The assessment of the correlation between historical observed default rates, forecast economic conditions and expected credit losses is a significant estimate. The amount of expected credit losses is sensitive to changes in circumstances and of forecast economic conditions. Our historical credit loss experience and forecast of economic conditions may also not be representative of customer's actual default in the future. The information about the expected credit losses on our accounts receivables and contract assets is disclosed in note 5.

2.7	Intangible assets

Goodwill

Goodwill is measured as described in note 2.16. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes.

Management Contracts

Management contracts acquired in a business combination are recognized at fair value at the acquisition date. They have a finite useful life and are subsequently carried at cost less accumulated amortization and impairment losses. Refer to note 9(c) for further details.

Placement Agent

Placement Agent comprises costs incurred by Vinci in connection to agreements with investments placement agents, relating to funds raised from investors in funds managed by the Group.

These amounts are amortized based on the estimated duration of the related funds. When a Fund has an undefined useful life (Perpetual funds), Placement agent costs are amortized within 10 years. In case of an early liquidation of the funds, the

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

amortization period is adjusted, or if there is an indication of impairment, an impairment evaluation is performed and recognized, if necessary.

Placement Agent costs will generate future economic benefits to Vinci through the Funds managed by the Group.

Computer software

Computer software licenses purchased are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of five years.

Costs associated with maintaining computer software programs are recognized as an expense as incurred.

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

●	It is technically feasible to complete the software product so that it will be available for use.

●	Management intends to complete the software product and use or sell it.

●	There is an ability to use or sell the software product.

●	It can be demonstrated how the software product will generate probable future economic benefits.

●	Adequate technical, financial and other resources to complete the development and to use or sell the software product are available.

●	The expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software product include the software development employee costs and an appropriate portion of applicable overheads.

Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use. Refer to note 9 for details about amortization methods and periods used by the Group for intangible assets.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred.

Development costs previously recorded as an expense are not recognized as an asset in a subsequent period.

Intangible assets with definite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. During the years ended December 31, 2023 and 2022 management do not identify any event that could impact the recoverable value of the intangible assets.

2.8	Property and equipment

Property and equipment are stated at cost, less depreciation calculated on the straight-line method, based on the estimated economic useful lives of the assets, using the following annual rates: furniture and fixtures, telephony equipment and facilities have a useful life of 10 years; IT equipment has a useful life 5 years.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss. When revalued assets are sold, it is Group policy to transfer any amounts included in other reserves in respect of those assets to retained earnings.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

2.9	Leases

The Group leases various offices. Rental contracts are typically made for fixed periods of 5 years to 10 years but may have extension options.

Extension and termination options are included in a number of property leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the Group's operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

The following factors are normally the most relevant:

-	If there are significant penalties to terminate (or not extend), the Group is typically reasonably certain to extend (or not terminate).

-	If any leasehold improvements are expected to have a significant remaining value, the Group is typically reasonably certain to extend (or not terminate).

-	Otherwise, the Group considers other factors including historical lease durations and the costs and business disruption required to replace the leased asset.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for which the Group is a lessee, it has elected not to separate lease and non-lease components and instead accounts for these as a single lease component. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

2.10	Accounts payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

2.11	Provisions

Provisions for legal claims are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

2.12	Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the company's shareholders after certain adjustments. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation. The provision is recognized in labor and social security obligations and the related expense in general and administrative expense.

2.13	Income taxes

The income tax and social contribution expenses for the year comprise current taxes. Taxes on income are recognized in the

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

statement of income.

The current income tax and social contribution are calculated on the basis of the tax laws enacted by the balance sheet date. Management periodically evaluates positions taken by the Entity in income tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

The Entity recognizes liabilities for situations where it is probable that additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax assets and liabilities in the period in which such determination is made.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

As permitted by tax legislation, certain of the Entity's investees opted for the deemed profit regime, according to which the income tax calculation basis is 32% of revenues from service rendering and 100% of finance income, on which regular rates of 15% are levied, plus an additional 10% for income tax over a certain limit and 9% for social contribution. The Entity opted for the actual taxable profit regime. The entities that opted for the deemed profit regime evaluates their income tax and social contribution expenses based on the services revenue and realized investment income recognized on monthly basis.

2.14	Capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Dividends

Provision is made for the amount of any dividend declared, being appropriately authorized and no longer at the discretion of the entity, on or before the end of the reporting period but not distributed at the end of the reporting period.

Earnings per share

(i) Basic earnings per share

Basic earnings per share is calculated by dividing:

• the profit attributable to owners of the Entity;

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

• by the weighted average number of shares outstanding during the financial year, adjusted for bonus elements in shares issued during the year and excluding treasury shares.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

• the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and;

• the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

2.15	Revenue recognition

According to IFRS 15, revenue is recognized when the performance obligation is satisfied. Revenue comprises the fair value of the consideration received or receivable for financial advisory and investment fund management services rendered in the ordinary course of the Group's activities. Revenue is shown net of taxes, returns, rebates and discounts.

Management fees and performance fees are accounted for as contracts with customers. Under the guidance for contracts with customers, an Entity is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. See Note 22 "Segment Reporting" for a disaggregated presentation of revenues from contracts with customers, as follows:

(a)	Management fees

Management fees are recognized in the period when the corresponding services are rendered, which generally consist of a percentage on the net asset value of each investment fund being managed. These customer contracts require Vinci to provide investment management services, which represents a performance obligation that the Group satisfies over time. Management fee percentages currently range between 0.05% and 2.93% (2022: between 0.05% and 2.93%).

(b)	Performance fees

Brazilian regulation set forth certain minimum criteria for the performance fee structures of fund managed by Vinci, as described below:

• Performance fee must be assessed based on a verifiable index, the benchmark, obtained from an independent source, and compatible with the corresponding fund investment policy.

• Performance fee may not be calculated at a percentage lower than 100.0% of the index.

• The performance fee cannot be charged in a period less than 6 months (except for private asset funds).

• The performance fee shall be calculated based on net asset value, including management fees and all other expenses and may consider any distribution for shareholders in the calculation.

As a multi-asset-class asset management firm, Vinci manages a number of funds with different performance fee structures that may be classified in three main categories: (1) liquid funds, (2) closed-ended funds focused on value generation, and (3) closed-ended funds focused on income generation.

For liquid funds such as equity funds, credit funds and hedge funds, we charge performance fees usually every semester based on the performance of the fund above the benchmark or when the customer makes a redemption and a performance fee is due. For hedge funds and credit funds, performance fees are generally benchmarked to the Interbank Deposit Certificate index, or CDI, and for inflation-indexed funds, performance fees are generally indexed to the Amplified Consumer Price Index, or IPCA, plus a fixed real interest rate or a market index such as the Market Index Sub-Index B from the Brazilian Financial and Capital Markets Association, or IMA-B. For equity funds, the benchmark varies according to the strategy. For our "long only" and "long-biased" strategies, performance fees are assessed mainly to the IBOVESPA index. Other funds and strategies can be addressed to other index, as for example, IDIV index, SMLL index and Brazil ETF Index.

For closed-ended funds focused on value generation, such as the private equity and infrastructure funds, we follow a European-style waterfall structure and the threshold and carry is different between the Brazilian funds and the foreign investor funds. For

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

the Brazilian funds we use a threshold generally indexed to IPCA plus an interest rate, which can vary from 6% to 8%. For the foreign investor funds, the threshold is an 8% return in U.S. dollars and the carried interest is on excess return over the capital contribution.

For the closed-ended funds focused on income such as real estate funds, we charge a performance fee every semester over the excess return between the amount distributed to investors and the benchmark of the relevant fund, which can vary according to the fund strategy.

The performance revenue is determined and recorded at the end of the reporting period and are not subject to clawback once paid.

The Entity recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the income statement.

(c)	Financial advisory services

Financial advisory fees are related to the service provided by the Group mainly on the support of mergers and acquisitions transactions. Substantially, the fees are recognized when the transaction is concluded, based on success fees.

2.16	Business Combinations

Business combinations are accounted for using the acquisition method of accounting. The acquisition date is the date on which the Group effectively obtains control of the acquiree. The purchase consideration of the acquisition of a subsidiary as of its relevant acquisition date, comprises of fair values of the assets transferred, liabilities incurred to the former owners of the acquired business, and fair value of any assets or liability resulting from a contingent consideration arrangement.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. The excess of the consideration transferred, the amount of any non-controlling interest in the acquired entity, and the identifiable net assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase.

Any goodwill that arises is tested annually for impairment. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (shall not exceed one year from the acquisition date) about facts and circumstances which existed at the acquisition date.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured, and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

2.17	Loans and obligations

Loans and obligations are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Convertible preferred shares, which are redeemable on a specific date, are classified as liabilities. The dividends on these preference shares are recognized in profit or loss as finance expenses.

The fair value of the liability portion of a convertible preferred share is determined using a market interest rate for an equivalent non-convertible financial instrument. This amount is recorded as a liability on an amortized cost basis until extinguished on conversion or maturity of the instrument. The remainder of the proceeds is allocated to the conversion option. This is recognized and included in shareholders’ equity.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

3	Accounting estimates and judgments

The Entity makes estimates and assumptions concerning the future, based on historical experience and other factors, including expectations of future events. The resulting accounting estimates will, by definition, seldom equal the related actual results. The main estimations and assumptions made by the Entity is included as follow:

• Allowance of expected credit losses of accounts receivable.

• Provision for profit sharing.

• Consolidation of subsidiaries.

• Fair value measurement of financial assets.

• Provision for contingent liabilities.

• Impairment for goodwill and other intangible assets.

• Fair value measurement of contingent consideration.

• Fair value of share-based payments.

• Financial evaluation of compound instruments.

4	Financial risk management

The main risks related to the financial instruments are credit risk, market risk, and liquidity risk, as defined below. The management of such risks involves various levels in the Entity and comprehends a number of policies and strategies. The Group's risk management focuses on the unpredictability of financial markets and seeks to mitigate potential adverse impacts on the Group's financial performance.

4.1	Financial risk factors

This note explains the Group's exposure to financial risks and how these risks could affect the Group's future financial performance. Current year profit and loss information has been included where relevant to add further context.

The Group's risk management is predominantly controlled by a risk assessment department under process and controls approved by the management. The management provides written process and controls for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a)	Credit risk

Credit risk arises from cash and cash equivalents, contractual cash flows of debt investments carried at amortized cost, at fair value through profit or loss (FVTPL), and deposits with banks and financial institutions, as well as credit exposures to wholesale and retail customers, including outstanding receivables.

(i) Risk management

As of December 31, 2023, and 2022 the expected credit losses are considered immaterial due to the short maturities of the deposits and the credit quality of the main counterparty, which have a credit rating AAA evaluated by Fitch Ratings. The Entity has not suffered any losses from cash and cash equivalents since inception. Vinci's treasury review expected credit losses on a regular basis.

(ii) Impairment of financial assets

The Group has the following types of financial assets that are subject to the expected credit loss model:

• Accounts receivable.

• Debt investments carried at amortized cost.

While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the expected impairment loss was immaterial.

(b)	Market risk

(i) Foreign exchange risk

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

At the reporting date, the carrying amount value of the Group’s financial assets and liabilities exposed to US Dollars were as follows:

Balance sheet	12/31/2023	12/31/2022

Cash and cash equivalents	486,977	30,087
Financial instruments at fair value through profit or loss	606	-
Accounts receivable	5,927	13,823
Other receivables	2,381	1,618
Current assets	495,891	45,528

Other receivables	(29)	-
Leases, property and equipment	2,684	3,596
Non-current assets	2,655	3,596

Trade payables	589	1,657
Loans and obligations	6,993	-
Labor and social security obligations	5,485	7,295
Current liabilities	13,067	8,952

Payables to related parties	-	608
Other payables	242	-
Loans and obligations	424,340	-
Lease	940	1,973
Non-current liabilities	425,522	2,581

Net Equity	59,957	37,591

The aggregate net foreign exchange gains/losses recognized in profit or loss were:

Net foreign exchange result	12/31/2023	12/31/2022	12/31/2021

Financial revenue	742	2,514	-
Financial expense	(775)	(2,986)	(372)

Net foreign exchange result, net	(33)	(472)	(372)

The Group operates internationally and is exposed to foreign exchange risk, exclusively the US dollar.

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the Group.

(ii) Interest rate risk

The Group's profit or loss is sensitive to higher/lower interest income from cash equivalents and fixed income funds as a result of changes in interest rates.

(iii) Price risk

The Group's exposure to investment securities price risk arises from investments held by the group and classified in the balance sheet at fair value through profit or loss (note 5).

To manage its price risk arising from investments in investment securities, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group.

The majority of the Group's financial investments that are exposed to significant price risk are the private equity investments and investments held by Monalisa FIM. Note 5(d) demonstrates the sensitivity analyses of impact for the assets held by the Group.

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held bank deposits and certificates of deposits of R$ 189,196 (12/31/2022 – R$ 136,581) that are expected to readily generate cash inflows for managing liquidity risk.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

Net debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the years presented.

	12/31/2023	12/31/2022
Cash and cash equivalents	660,305	136,581
Financial instruments at fair value through profit or loss (i)	1,168,355	1,243,764
Trade payables	(1,869)	(1,247)
Labor and social security obligations	(106,863)	(90,700)
Accounts payable	(6,020)	(7,328)
Lease liabilities	(72,812)	(86,211)
Convertible preferred shares	(431,334)	-
Commercial notes	(73,189)	(83,212)
Consideration payable	(48,199)	(43,579)
Contingent consideration	(64,370)	(48,499)
Retirement plans liabilities	(85,554)	-
Net debt	938,450	1,019,569

(i)	Comprised of liquid and illiquid investments. Liquid investments are current assets that are traded in an active market. Illiquid investments are comprised of assets that trade infrequently.

	Financial liabilities				Other assets
	Payables	Loans and obligations	Retirement plans	Lease liabilities	Cash and cash equivalents	Financial instruments at fair value through profit or loss
Net debt as at
December 31, 2021	(117,807)	-	-	(85,544)	102,569	1,372,926

Cash flow and dividends provision	18,532	-	-	24,440	26,599	(215,046)

Fair value adjustment	-	-	-	-	7,413	85,884
Addition and finance expenses accrual	-	(175,290)	-	(25,197)	-	-
Foreign exchange adjustments	-	-	-	-	-	-
Other changes (i)	-	-	-	90	-	-
December 31, 2022	(99,275)	(175,290)	-	(86,211)	136,581	1,243,764

Cash flow and dividends provision	(15,477)	20,864	(82,734)	25,830	522,328	(172,629)
Fair value adjustment	-	(28,686)	(2,820)	(2,737)	1,396	97,220
Addition and finance expenses accrual	-	(450,493)		-	-	-
Foreign exchange adjustments	-	16,513		-	-	-
Other changes (i)	-	-		(9,694)	-	-
December 31, 2023	(114,752)	(617,092)	(85,554)	(72,812)	660,305	1,168,355

(i)	Other changes include non-cash movements, including Cumulative Translation Adjustments (“CTA”) which are being presented as in other comprehensive income statements.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

Maturities of financial liabilities

Except for the retirement plans liabilities, the tables below analyze the Group's financial liabilities into relevant maturity groupings based on their contractual maturities for significant financial liabilities.

Contractual maturities of financial liabilities at December 31, 2023	Less than 1 year	Between 1 and 3 years	Over 3 years	Total	Carrying amount

Trade payables	(1,869)	-	-	(1,869)	(1,869)
Labor and social security obligations	(101,505)	(2,458)	(2,900)	(106,863)	(106,863)
Lease liabilities	(24,381)	(32,786)	(36,017)	(93,184)	(72,812)
Accounts payable	(6,020)	-	-	(6,020)	(6,020)
Loans and financing	(114,390)	(182,178)	(783,572)	(1,080,140)	(617,092)
Total	(248,165)	(217,422)	(822,489)	(1,288,076)	(804,656)

Contractual maturities of financial liabilities at December 31, 2022	Less than 1 year	Between 1 and 3 years	Over 3 years	Total	Carrying amount

Trade payables	(1,247)	-	-	(1,247)	(1,247)
Labor and social security obligations	(87,732)	(2,968)	-	(90,700)	(90,700)
Lease liabilities	(24,147)	(45,878)	(43,356)	(113,381)	(86,211)
Accounts payable	(7,328)	-	-	(7,328)	(7,328)
Loans and financing	(20,876)	(104,761)	(90,890)	(216,527)	(175,290)
Total	(141,330)	(153,607)	(134,246)	(429,183)	(360,776)

The amounts disclosed in the table below are the lease liabilities contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of				Total	Carrying amount
financial liabilities	Rio de Janeiro	São Paulo	NY Office	contractual	non-current
At 31 December 2023	Office (BM336)	Office	(3rd Avenue)	cash flows	liabilities

2025	(16,549)	(5,013)	-	(21,532)	(18,764)
2026	(10,051)	(1,253)	-	(11,304)	(9,510)
2027	(10,051)	-	-	(10,051)	(6,535)
2028	(10,051)	-	-	(10,051)	(5,786)
2029	(10,051)	-	-	(10,051)	(5,123)
2030	(5,863)	-	-	(5,863)	(2,713)
Total	(62,616)	(6,266)		(68,852)	(48,431)

Contractual maturities of				Total	Carrying amount
financial liabilities	Rio de Janeiro	São Paulo	NY Office	contractual	non-current
At 31 December 2022	Office (BM336)	Office	(3rd Avenue)	cash flows	liabilities

2024	(20,110)	(5,013)	(1,044)	(26,167)	(21,681)
2025	(15,742)	(5,013)	-	(20,755)	(15,186)
2026	(9,625)	(1,253)	-	(10,878)	(8,108)
2027	(9,625)	-	-	(9,625)	(5,541)
2028	(9,625)	-	-	(9,625)	(4,905)
2029	(9,625)	-	-	(9,625)	(4,343)
2030	(5,615)	-	-	(5,615)	(2,300)
Total	(79,967)	(11,279)	(1,044)	(92,290)	(62,064)

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

(d)	Sensitivity analysis

The Group monitors and evaluates the market risk related to its financial investments portfolio periodically to assess its volatility, through changes that can significantly impact its financial results. Considering a period of one day and the historical results over the past year, the following Value at Risk (VAR) parameters were used:

●	0.26% (or R$ 3.2 million) of the financial investment portfolio for a confidence interval of 95% on December 31, 2023 (0.18% or R$ 2.4 million on December 31, 2022).

●	0.53% (or R$ 6.8 million) of the financial investment portfolio for a confidence interval of 99% on December 31, 2023 (0.30% or R$ 3.95 million on December 31, 2022).

Additionally, the Group evaluated the financial investment portfolio on December 31, 2023 and 2022, through stress scenarios according to the main risk factors related to its investments, as presented in the table below:

			Financial Impact (**)
Risk Factor	Variation in	Stress Scenario (*)	12/31/2023	12/31/2022
Current inflation	Inflation index	-100bps	12.3	1.6
Exchange traded real estate funds	Share prices	-10%	(14.4)	(17.9)
Brazilian stock prices	Share prices	-10%	(9.3)	(5.8)
Fixed-rate offshore rates	US yield curve	-100bps	(34.9)	(1.8)
Foreign exchange rate	Foreign exchange rates	10% (***)	(0.4)	4.1
Domestic base overnight rate	Domestic base overnight rate	-100bps	(6.0)	(6.9)

(*) bps - basis point (1bps = 0,01%)

(**) In millions of Brazilian reais

(***) Brazilian reais devaluation against US Dollars

An equal change in the opposite direction of the stress scenario would have affected the financial investment portfolio by a similar amount, on the basis that all other variables remain constant.

5	Financial instruments

This note provides information about the group's financial instruments, including:

- an overview of all financial instruments held by the Group

- specific information about each type of financial instrument

- accounting policies

- information about determining the fair value of the instruments, including judgements and estimation uncertainty involved.

The Group classifies its financial assets in the following measurement categories:

●	those measured at fair value or through profit or loss, and

●	those measured at amortized cost.

The classification depends on the entity's business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will be recorded in profit or loss.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, being the date on which the group commits to

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

The Group holds the following financial instruments:

Financial assets	Section	12/31/2023	12/31/2022

Accounts receivable	(a)	118,161	74,973
Other financial assets at amortized cost	(b)	5,519	6,356
Cash and cash equivalents	(c)	660,305	136,581
Financial assets at fair value through profit or loss (FVPL)	(d)	1,175,501	1,249,749
		1,959,486	1,467,659

Financial liabilities

Liabilities at amortized cost	(e)	114,752	99,275
Lease liabilities	(e)	72,812	86,211
Loans and financing	(e)	617,091	175,290
		804,655	360,776

The Group's exposure to risks associated with the financial instruments is discussed in Note 4. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

a)	Accounts receivable

Current assets	12/31/2023	12/31/2022
Accounts receivable from contracts with customers	101,673	57,841
Loss allowance	(150)	(166)

Non-current assets
Accounts receivable from contracts with customers	16,638	17,298
	118,161	74,973

Accounts receivables are recognized initially at the amount of consideration that is unconditional and are not submitted to any financial components. They are subsequently measured at amortized cost, less loss allowance.

Current accounts receivable are amounts due from customers for services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore classified as current in its entirety. Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

Non-current accounts receivable comprised by unrealized performance fees and other receivables. Unrealized performance fees are recognized when the management, with accumulated experience, estimate that it is highly probable that a significant reversal will not occur. Vinci expects the unrealized performance fees will be received during 2024. However, since its realization is subject to uncertainty, the balance is presented as a non-current receivable.

Monthly, the Entity evaluates the revenues and receipts for each customer (Funds). Additionally, on quarterly basis Vinci analyzes the outstanding balances to calculate expected credit losses and the exposure to credit risk from receivables are reviewed. Accounts receivable allowance for expected credit losses are presented in general and administrative expense.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

The loss allowances for accounts receivable as of December 31, 2023 and 2022 reconcile to the opening loss allowances as follows:

	12/31/2023	12/31/2022
Opening loss allowance on January 1	(166)	(170)
Decrease in accounts receivable allowance recognized in profit or loss	16	4
Closing loss allowance on December 31	(150)	(166)

Accounts receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments. The Entity has not written any amount of accounts receivable during 2023 and 2022. Subsequent recoveries of amounts previously written off are credited against the same line item.

b)	Other financial assets at amortized cost

Financial assets at amortized cost refer to the following debt instruments:

	12/31/2023	12/31/2022

Employees loans (Note 6 (i))	5,519	6,356

These amounts generally arise from transactions outside the usual operating activities of the group. Interest may be charged at commercial rates and collateral is not normally obtained.

All the financial assets at amortized cost are denominated in Brazilian currency units. As a result, there is no exposure to foreign currency risk. There is also no exposure to price risk as the investments will be held to maturity.

See note 6 for more details.

c)	Cash and cash equivalents

	12/31/2023	12/31/2022

Cash and bank deposits	15,896	30,108
Financial instruments at fair value through profit or loss (i)	173,300	106,473
Financial instruments at amortized cost (ii)	471,109	-
	660,305	136,581

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, bank deposits held at financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(i) Comprises certificates of deposits issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with an interest rate of 100.5% of CDI (interbank deposit rate). The certificates are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(ii)	Comprised of US Treasury Bills with maturity date in March 2024.

d)	Financial assets at fair value through profit or loss

The group classifies the following financial assets at fair value through profit or loss (FVPL):

-	Mutual funds;

-	Private markets funds.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

Financial assets measured at FVPL include the following categories:

	12/31/2023	12/31/2022

Current assets	1,168,355	1,243,764
Mutual funds	1,168,355	1,243,764

Non-current assets	7,146	5,985
Private markets funds	7,146	5,985

The following table demonstrate the funds invested included in each category mentioned above.

Mutual funds
	12/31/2023	12/31/2022

Vinci Monalisa FIM Crédito Privado IE (2)	991,470	1,057,547
Vinci Multiestratégia FIM	11,642	165,339
Vinci International Master Portfolio SPC - Reflation SP	606	12,824
Vinci Institucional FI RF Referenciado DI	62,687	-
Vinci Reservas Técnicas FI RF DI	2,199	-
Retirement services investment funds (1)	85,554	-
FI Vinci Renda Fixa CP	14,197	8,054
	1,168,355	1,243,764

Private markets
	12/31/2023	12/31/2022

Vinci Capital Partners III Feeder FIP Multiestratégia	4,262	3,351
Nordeste III FIP Multiestratégia	2,884	2,634
Total Private markets funds	7,146	5,985

(1) These funds refer to the financial products as part of the Company's retirement plans services. See Note 15 for further information.

(2) Vinci Monalisa FIM Crédito Privado IE (“Vinci Monalisa”) is a mutual fund incorporated in Brazil and wholly owned by the Company. Vinci Monalisa’s balances are the following:

	12/31/2023	12/31/2022
Net Asset Value	991,470	1,057,547
Real estate funds	234,245	220,617
Mutual funds	535,430	743,479
Private equity funds	136,810	70,367
Other assets/liabilities	84,985	23,084

The Vinci Monalisa’s portfolio is comprised of liquid and illiquid investee funds with different redemption criteria. Over 76% of its investments are liquid and may be redeemed and 24% are non-redeemable investments. The following tables demonstrate the funds invested by Vinci Monalisa:

Mutual funds

Vinci Monalisa holds investments in several mutual funds to seek profitability through investments in various classes of financial assets such as fixed income assets, Brazilian government bonds, public equities, derivatives financial instruments, investment funds and other short-term liquid securities. As December 31, 2023 and 2022, Vinci Monalisa holds R$ 535,430 and R$ 743,479 of investments in mutual funds, respectively, which are distributed in the following classification:

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

	12/31/2023	12/31/2022
Mutual Funds’ classification
Interest and foreign exchange (a)	84.93%	72.79%
Unrestricted investments (b)	-	11.83%
Foreign investments (c)	4.56%	6.20%
Macro (d)	3.96%	3.16%
Specific strategy (e)	6.55%	6.02%
	100.00%	100.00%

(a)	Funds that seek long-term returns via investments in fixed-income assets, admitting strategies that imply interest risk, price index risk and foreign currency risk.

(b)	Funds without commitment to concentration in any specific strategy.

(c)	Funds that invest in financial assets abroad in a portion greater than 40% of their net asset values.

(d)	Funds that operate in various asset classes (fixed income, variable income, foreign exchange, etc.), with investment strategies based on medium and long-term macroeconomic scenarios.

(e)	Funds that adopt an investment strategy that involves specific risks, such as commodities, futures of index, etc.

Real Estate funds
	12/31/2023	12/31/2022

Vinci Credit Securities FII (i)	70,049	75,720
Vinci Imóveis Urbanos FII (ii)	53,884	53,346
Vinci Offices FII (iii)	34,639	43,163
Vinci Fulwood DL FII (iv)	52,849	25,521
Other real estate funds (v)	22,824	22,867
	234,245	220,617

(i) The fund invests in real estate receivable certificates, bonds and other real estate assets;

(ii) The fund’s investment strategy is to acquire properties in the retail, general markets, health and education sectors located in large urban centers that, in the Manager's view, generate long-term value;

(iii) The fund invests in controlling corporate buildings, mostly leased, which, in the Manager's view, generate value for the properties.

(iv) The fund’s strategy is to provide its shareholders with profitability resulting from the sale of properties, as well as the eventual commercial exploitation of properties. The Fund may carry out renovations or improvements to properties with the aim of enhancing the returns arising from their commercial exploitation or eventual commercialization.

(v) Comprised of funds that allocate their capital in diversified portfolios of shares of real estate funds, real estate receivable certificates, bonds, securities and other real estate assets.

Private markets funds
	12/31/2023	12/31/2022

Vinci Impacto Ret IV FIP Multiestratégia	4,687	2,925
Vinci Infra Coinvestimento I FIP - Infraestrutura (i)	10,290	10,924
Vinci Infra Água e Saneamento Strategy FIP - Infraestrutura	50,698	33,946
Vinci Crédito Infra Institucional Fundo Incentivado - Infraestrutura	46,844	7,584
Other funds	24,291	14,988
Total private markets funds	136,810	70,367

(i) Fund focused on the acquisition of shares, share bonuses subscriptions, debentures convertible or not into shares, or other securities issued by publicly-held, publicly-traded or private corporations that develop new projects of infrastructure in the development sector and operations of electric power transmission lines, participating in the decision-making process of the investee, with effective influence. As December 31, 2023 and 2022, the fund held investment in Água Vermelha Transmissora de Energia S.A.

During the year, the following gains were recognized in profit or loss:

	12/31/2023	12/31/2022	12/31/2021
Fair value gains on investments at FVPL recognized in finance income	110,363	94,174	27,982

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

e)	Financial liabilities

	12/31/2023	12/31/2022

Current	210,498	133,622
Trade payables	1,869	1,247
Labor and social security obligations (Note 12)	101,506	87,732
Loans and obligations (Note 14)	76,722	13,168
Lease liabilities	24,381	24,147
Accounts payable (Note 11)	6,020	7,328

Non-current	594,157	227,154
Lease liabilities	48,431	62,064
Labor and social security obligations (Note 12)	5,357	2,968
Loans and obligations (Note 14)	540,369	162,122

	804,655	360,776

(a)	Fair value hierarchy

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

	On December 31, 2023
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate of deposits	-	173,300	-	173,300
Mutual funds	-	1,168,355	-	1,168,355
Private equity funds	-	-	7,146	7,146
Total Financial Assets	-	1,341,655	7,146	1,348,801

	On December 31, 2022
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate of deposits	-	106,473	-	106,473
Mutual funds	-	1,243,764	-	1,243,764
Private equity funds	-	-	5,985	5,985
Total Financial Assets	-	1,350,237	5,985	1,356,222

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded real estate funds) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Vinci Monalisa is a financial instrument classified as level 2. Its portfolio is comprised of items that could be classified as level 1, level 2 and level 3, in the amount of R$ 151,645, R$ 542,358 and R$ 212,482, respectively (2022: R$ 172,228, R$ 743,479 and R$ 111,623, respectively).

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

(b)	Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

- the use of quoted market prices

- for level 3 financial instruments – discounted cash flow analysis.

All non-listed assets fair value estimates are included in level 2, except for private equity funds, where the fair values have been determined based on fair value appraisals for fund's investments, performed by the fund's management (Vinci Capital and Vinci Infra) or a third party hired by the Fund’s Administrator. The most part of the level 3 financial instruments evaluation uses discount cash flows techniques to evaluate the fair value of the Fund's investments. The appraisals performed by a third party are reviewed by Vinci or its subsidiaries (fund's management).

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

(c)	Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the period/year ended December 31, 2023 and December 31, 2022:

Fair Value
Opening balance January 1, 2022	8,593
Capital deployment	1,229
Sales and distributions (a)	(4,008)
Gain recognized in finance income	171
Closing balance December 31, 2022	5,985
Capital deployment	947
Sales and distributions	(247)
Gain recognized in finance income	461
Closing balance December 31, 2023	7,146

(a)	In 2022, Vinci Infra Transmissão FIP – Infraestrutura was transferred to Vinci Monalisa.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

6	Other assets

	12/31/2023	12/31/2022

Employees loans (i)	5,519	6,356
Sundry advances	152	192
Advances to projects in progress (ii)	12,771	9,774
Other prepayments	319	155
Related parties’ receivables (iii)	4	253
Guarantee deposits (iv)	494	523
Receivables from employees (v)	18,820	-
Sublease receivables	224	-
Others	233	293

	38,536	17,546

Current	19,109	16,481
Non-current	19,427	1,065

	38,536	17,546
(i)	Refers to amounts receivable from employees.

(ii)	Refers to costs incurred by projects related to funds administered by Vinci, that are initially paid by the Group and subsequently reimbursed.

(iii)	Refers to an intercompany transaction. See Note 21 (b) for more details.

(iv)	Refers to the security deposit of a lease.

(v)	Refers to an intercompany transaction. See Note 21 (d) for more details.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

7	Investments

(a)	Business Combination

(i)	Summary of acquisition

On 16 August 2022, Vinci Soluções de Investimentos Ltda., a wholly owned subsidiary of Vinci, acquired 90% of the issued share capital of SPS Capital Gestão de Recursos Ltda (“SPS”), a leading independent alternative asset manager focused on the Special Situations segment in Brazil.

Details of the purchase consideration, the net assets acquired, and goodwill are as follows:

Cash paid	80,000
Consideration payable – Note 14 (iii)	41,962
Contingent consideration (Earn-out) – Note 14 (iv)	62,470

Total purchase consideration	184,432

The assets and liabilities evaluated at fair value at the acquisition date was recognized as follows:

Cash and cash equivalents	497
Accounts receivable	1,222
Taxes recoverable	27
Other assets	56
Property and equipment	170
Trade payables	(24)
Labor and social security obligations	(1,267)
Taxes and contributions payable	(588)
Management contracts (*)	22,049

Net identifiable assets acquired	22,142

Goodwill	162,290
Net assets acquired	184,432

(*)The valuation technique used for measuring the fair value of Management contracts, as a separately identified intangible assets, was MEEM (Multi-Period Excess Earnings).

Contingent Consideration (Earn-out)

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

In the event that certain pre-determined fundraising and incremental management fee is achieved for the years ended until December 31, 2026, an additional consideration in VINP’s Class A common shares through an earnout structure will be paid in 2027, up to a maximum number of 1.7 million shares.

(b)	Non-controlling interests (NCI)

Set out below is summarized financial information for each subsidiary that has non-controlling interests. The amounts disclosed for each subsidiary are before inter-company eliminations.

	Vinci Asset Allocation		Vinci Holding Securitária		Total
	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2023	12/31/2022
Summarized Balance Sheet

Current assets	232	-	100,873	18,322	101,105	18,322
Current liabilities	(707)	(1)	(2,816)	(601)	(3,523)	(602)
Current net assets	(475)	(1)	98,057	17,721	97,582	17,720

Non-current assets	601	601	13,549	3,345	14,150	3,946
Non-current liabilities	(1,550)	(732)	(96,805)	(759)	(98,355)	(1,491)
Non-current net assets	(949)	(131)	(83,256)	2,586	(84,205)	2,455

Net assets	(1,424)	(132)	14,801	20,307	13,377	20,175

Accumulated NCI	(356)	(33)	2,220	3,046	1,864	3,013

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

Summarized statement	Vinci Asset Allocation		Vinci Holding Securitária		Vinci Int'l Real Estate	Total
of comprehensive income	12/31/2023	12/31/2022	12/31/2023	12/31/2022	12/31/2022	12/31/2023	12/31/2022

Revenue	90	-	74	-	90	164	90

Profit for the period	(1,292)	(131)	(5,505)	107	-	(6,797)	69

Total comprehensive income	(1,292)	(131)	(5,505)	107	-	(6,797)	69

Profit/(loss) allocated to NCI	(323)	(32)	(826)	16	-	(1,149)	(16)

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

8	Property and equipment

						12/31/2023
	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals - improvements	Equipment and tools	Work of arts and others	Total

Cost
At January 1, 2023	11,782	47,824	7,113	10,241	873	77,833
Acquisitions, net of disposals	1,076	2,574	521	496	(82)	4,585
Foreign Exchange variations of property and equipment abroad	-	(1,435)	-	(412)	-	(1,847)

At December 31, 2023	12,858	48,963	7,634	10,325	791	80,571

Accumulated depreciation At January 1, 2023	(8,473)	(42,188)	(5,707)	(9,514)	-	(65,882)
Depreciation	(830)	(2,447)	(421)	(229)	-	(3,927)
Foreign Exchange variations of property and equipment abroad		1,430	-	399	-	1,829

At December 31, 2023	(9,303)	(43,205)	(6,128)	(9,344)	-	(67,980)

Net book value
At January 1, 2023	3,309	5,636	1,406	727	873	11,951

At December 31, 2023	3,555	5,758	1,506	981	791	12,591

Annual depreciation rate - %	10	From 10 to 20	20	10	-	-

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

						12/31/2022
	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals - improvements	Equipment and tools	Work of arts and others	Total
Cost
At January 1, 2022	11,620	49,024	6,379	10,532	789	78,344
Aquisitions	143	183	586	103	84	1,099
Assets recognized as a result of SPS acquisition	19	-	148	3	-	170
Foreign Exchange variations of property and equipment abroad	-	(1,383)	-	(397)	-	(1,780)

At December 31, 2022	11,782	47,824	7,113	10,241	873	77,833

Accumulated depreciation At January 1, 2022	(7,644)	(41,389)	(5,323)	(9,694)	-	(64,050)
Depreciation	(829)	(2,166)	(384)	(199)	-	(3,578)
Foreign Exchange variations of property and equipment abroad	-	1,367	-	379	-	1,746

At December 31, 2022	(8,473)	(42,188)	(5,707)	(9,514)	-	(65,882)

Net book value
At January 1, 2022	3,976	7,635	1,056	838	789	14,294

At December 31, 2022	3,309	5,636	1,406	727	873	11,951

Annual depreciation rate - %	10	From 10 to 20	20	10	-	-

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

9	Intangible assets

Intangible assets include expenditures with the development of the software, placement agent, management contracts and the goodwill generated by the acquisition of SPS.

The software development comprises mainly products for Risk System and Portfolio Allocation, whose purpose is to evaluate the risk of the funds and to allocate the clients' portfolio and systems and applications which are being developed to support retirement services applications.

The Entity assesses at each reporting date whether there is an indication that an intangible asset may be impaired. If any indication exists, the Entity estimates the asset's recoverable amount. There were no indications of impairment of intangible assets for the year ended December 31, 2023 and 2022.

				12/31/2023
	Software development	Placement Agent (a)	Goodwill (b)	Management Contracts (c)	Total

Cost
At January 1, 2023	28,250	1,359	162,290	22,049	213,948
Additions	12,684	19,469	-	-	32,153
Foreign exchange variation of intangible assets abroad	(601)	(106)	-	-	(707)

At December 31, 2023	40,333	20,722	162,290	22,049	245,394

Accumulated amortization
At January 1, 2023	(23,629)	(65)	-	(1,016)	(24,710)
Amortization	(1,636)	(1,863)	-	(3,048)	(6,547)
Foreign exchange variation of intangible assets abroad	579	32	-		611

At December 31, 2023	(24,686)	(1,896)	-	(4,064)	(30,646)

At January 1, 2023	4,621	1,294	162,290	21,033	189,238

At December 31, 2023	15,647	18,826	162,290	17,985	214,748

Amortization rate (per year) - %	20%	(a)	(b)	(c)	-

(a) Refers to amounts capitalized relating to agreements with investments placement agents relating to funds raised from investors in funds managed by the Group. These amounts are amortized based on the estimated duration of the related funds. When a Fund has an undefined useful life (Perpetual funds), Placement agent costs are amortized

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

within 10 years. In case of an early liquidation of the funds, the amortization period is adjusted, or if there is an indication of impairment, an impairment evaluation is performed and recognized, if necessary.

(b) Goodwill has an indefinite useful life and are not subject to amortization. Goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. At December 31, 2023, goodwill was tested and no provision for impairment losses was identified by Vinci.

Key assumptions to determine the fair value of goodwill include discounted cash flow calculations based on current performance and considering current market indicators listed below. There were no significant changes to assumptions between acquisition and reporting date.

Inputs to determine fair value of Goodwill:

Annual inflation rate – Brazil	4%
Discount Rate	12.5%

(c) Refers to the purchase price allocated to Fund’s Management Contracts as a result of SPS acquisition. These amounts are amortized based on the duration of the related funds, from September 2022 to December 2030.

Other assets than Goodwill are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units).

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

				12/31/2022
	Software development	Placement Agent (a)	Goodwill (b)	Management Contracts (c)	Total

Cost
At January 1, 2022	24,790	-	-	-	24,790
Additions	4,018	1,359	-	-	5,377
Assets recognized as a result of SPS acquisition	-	-	162,290	22,049	184,339
Foreign exchange variation of intangible assets abroad	(558)	-	-	-	(558)

At December 31, 2022	28,250	1,359	162,290	22,049	213,948

Accumulated amortization
At January 1, 2022	(23,633)	-	-	-	(23,633)
Annual amortization	(559)	(65)	-	(1,016)	(1,640)
Foreign exchange variation of intangible assets abroad	563	-	-	-	563

At December 31, 2022	(23,629)	(65)	-	(1,016)	(24,710)

At January 1, 2022	1,157	-	-	-	1,157

At December 30, 2022	4,621	1,294	162,290	21,033	189,238

Amortization rate (per year) - %	20%	(a)	(b)	(c)	-

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

10	Leases

This note provides information for leases where the Group is a lessee. The notes also provide the information of subleases agreements where the Group is a lessor, once part of the assets leased by the Group is subleased to third parties.

(i)	Amount recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	12/31/2023	12/31/2022
Sub-lease receivable
Rio de Janeiro Office - BM 336	5,538	2,843
Total	5,538	2,843

Current	4,071	1,500
Non-current	1,467	1,343
Total	5,538	2,843

Right of use assets
Rio de Janeiro Office - BM 336	48,741	55,758
São Paulo Office – JRA	8,780	12,682
NY Office - Third Avenue	787	1,696
Total	58,308	70,136

Lease liabilities
Rio de Janeiro Office - BM 336	(61,051)	(70,538)
São Paulo Office – JRA	(10,821)	(13,701)
NY Office - Third Avenue	(940)	(1,972)
Total	(72,812)	(86,211)

Current	(24,381)	(24,147)
Non-current	(48,431)	(62,064)
Total	(72,812)	(86,211)

Reductions to the right-of-use assets until December 31, 2023 were R$ 2,045 (additions of R$ 15,838 during 2022 financial year).

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

(ii)	Amount recorded in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	2023	2022	2021

Right of use assets depreciation	(9,686)	(10,800)	(9,812)
Financial expense	(9,809)	(9,359)	(12,281)
	(19,495)	(20,159)	(22,093)

The total cash outflow for leases in 2023 was R$ 25,830 (R$ 24,440 in 2022 and 21,790 in 2021).

(i)	The Group’s leasing activities and how these are accounted for.

The Group leases various offices. Rental contracts are typically made for fixed periods of 5 years to 10 years, but may have extension options as described in (iv) below.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

For all years presented, the sub-leases were classified as finance leases on a lessor perspective. Therefore, the Group accounts the sub-leases on a lease-by-lease basis, subtracting the right of use assets and recognizing a receivable related to the present value of the receivables of the sub-lease.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

- fixed payments (including in-substance fixed payments), less any lease incentives receivable

- variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

- amounts expected to be payable by the group under residual value guarantees

- the exercise price of a purchase option if the group is reasonably certain to exercise that option, and

- payments of penalties for terminating the lease, if the lease term reflects the group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

To determine the incremental borrowing rate, the Group:

- if possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received

- uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases, which does not have recent third party financing, and

- make adjustments specific to the lease, e.g. term, country, currency and security.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

The Group is exposed to potential future increases in variable lease payments based on an index, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

- the amount of the initial measurement of lease liability

- any lease payments made at or before the commencement date less any lease incentives received

- any initial direct costs, and

- restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

(ii)	Extension and termination options

Extension and termination options are included in a number of property and equipment leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the group’s operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor.

11	Accounts payable

	12/31/2023	12/31/2022

Dividends payable	3,791	4,363
Treasury shares acquisition	-	839
Lease payable – prior month expense	2,161	2,056
Other payables	68	70

	6,020	7,328

12	Labor and social security obligations

	12/31/2023	12/31/2022

Profit sharing	93,611	80,840
Labor provisions	13,252	9,860

	106,863	90,700

Current	101,506	87,732
Non-current	5,357	2,968

Except for the profit sharing related to the unrealized performance fees, the accrual for profits sharing payable on December 31, 2023 was paid in January 2024. Profit sharing is calculated based on the performance review

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

of each employee plus the area performance, in accordance with an Entity policy. Vinci Management estimated the profit sharing as of December 31, 2023 based on the management and advisory net revenue recognized and the realized performance fee up to December 31, 2023.

Since the second quarter of 2022 labor provisions are being impacted by provisions and social charges related to Restricted Share Units Plan (RSUs). The non-current amount comprises the provisions and social charges for the RSUs which the vesting dates are over than 1 year. Please see note 24 for more details.

13	Taxes and contributions payable

	12/31/2023	12/31/2022

Income tax	14,467	13,746
Social contribution	5,061	4,847
Social Contribution on revenues (COFINS)	2,780	2,128
Social Integration Program (PIS)	606	460
Service tax (ISS) on billing	1,742	856
Withholding Income Tax (IRRF) deducted from third parties	103	143
Others	94	111

	24,853	22,291

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

14	Loans and obligations

	12/31/2023	12/31/2022

Convertible Preferred Shares (i)	431,333	-
Commercial Notes (ii)	73,189	83,212
Consideration payable (iii)	48,199	43,579
Contingent consideration (iv)	64,370	48,499

	617,091	175,290

Current	76,722	13,168
Non-current	540,369	162,122

(i)	Convertible Preferred Shares

On October 10, 2023, Vinci and Ares Management Corporation (“Ares”) announced an agreement to form a strategic partnership to accelerate the growth of Vinci's platform in Latin America and to collaborate on distribution, product development and other business opportunities. In connection with the formation of the strategic partnership, an affiliate of Ares invested US$100 million (R$ 500,550) in new Series A Convertible Preferred Shares issued by Vinci.

The Series A Convertible Preferred Shares will be entitled to cumulative dividends payable quarterly in cash at a rate of 8.00% per annum. The dividend rate is subject to increase to 10.00% per annum in the case of certain breaches by the Company of its obligations under the Certificate of Designations.

The Series A Convertible Preferred Shares will be convertible at the option of the holders at any time after the closing of the issuance into Class A Common Shares at an initial conversion rate of 73.5402 Class A Common Shares for each Series A Convertible Preferred Share, which represents an initial conversion price of approximately $13.60 per Class A Common Share.

Under certain conditions, Vinci may redeem, following the dissolution or termination of the strategic partnership with Ares, and prior to the one-year anniversary of such dissolution or termination, for cash all, or, if Ares no longer holds all Series A Convertible Preferred Shares, all of the Series A Convertible Preferred Shares held by Ares and any whole number of Series A Convertible Preferred Shares held by such other holders. On or around October 1, 2033, if not earlier repurchased, redeemed or converted, the Company will redeem, in whole but not in part, all of the outstanding Series A Convertible Preferred Shares for an amount in cash equal to the stated value of the Series A Convertible Preferred Shares

Under the terms of IAS 32, this agreement was evaluated by the Management and classified as a compound instrument, having both a liability and an equity component from the issuer's perspective. Based on it, the component parts were accounted for and presented separately according to their substance. The split was made at issuance and not revised for subsequent changes in market interest rates, share prices, or other event that changes the likelihood that the conversion option will be exercised.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

The following table presents the changes in the Convertible Preferred Shares up the year ended December 31, 2023:

Fair value of the convertible preferred shares, net of transaction costs	439,651
Net foreign exchange loss/(gain)	(16,513)
Interest expense	8,195
Closing balance December 31, 2023	431,333
Current	6,993
Non-current	424,340

On January 1, 2024, the Entity paid the total amount of R$ 6,993 related to the dividends of the series A convertible preferred shares.

(ii)	Commercial notes

On August 15, 2022, Vinci Soluções de Investimentos Ltda,. a subsidiary of Vinci, issued 80,000 commercial notes in the total amount of R$ 80,000 (R$ 1,000.00 reais for each commercial note). The commercial notes were subject to public distribution 90 days after the issuing date. The main characteristics of the financial instrument are indicated below:

Term and expiration date: 5 (five) years, ending on August 15, 2027.

Interest rate: 100% of the daily rates of interbank deposits (“DI”) plus a spread of 2.15% on an annual basis.

Amortization: On semi-annually basis, beginning on February 15, 2023.

Commercial Notes comprises a financial liability evaluated at amortized cost. Interest expense is calculated using the effective interest method and is recognized in profit or loss as part of financial expense.

Accordingly, to the terms of the agreement, the Group is committed to be compliant with financial covenants, on an annual basis and beginning on December 31, 2022. The entity was in compliance with the covenants as of December 31, 2023 and 2022.

The following table presents the changes in the Commercial Notes up the period ended December 31, 2023 and December 31, 2022:

Face value of the notes issued	80,000
(-) Transaction costs	(974)
Interest expense	4,186
Closing balance December 31, 2022	83,212
Interest expense	10,841
Interest paid	(11,975)
Principal paid	(8,889)
Closing balance December 31, 2023	73,189

Current	21,530
Non-current	51,659

(iii)	Consideration payable

According to Note 7(a), Vinci acquired SPS Capital Gestão de Recursos Ltda on August 16, 2022. As part of the deal, Vinci assumed a financial obligation to be paid on the second anniversary of the closing date. The amount as of December 31, 2023 and December 31, 2022 is R$ 48,199 and R$ 43,579, respectively.

Consideration payable is financial liability evaluated at amortized cost. Interest expense is calculated using the effective interest method and is recognized in profit or loss as part of financial expense.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

(iv)	Contingent consideration

Vinci shall pay an additional consideration in VINP’s Class A shares through an earnout structure to be paid in 2027, up to a maximum number of 1.7 million shares, subject to the achievement of certain fundraising and incremental management fee revenue targets. The amount reflects the fair value of the obligation, based on the terms of the purchase agreement and how the current economic environment is likely to impact it, accordingly to Vinci’s best estimate.

On December 31, 2023, Vinci reevaluated the fair value of the obligation based on the economic conditions at that date, resulting in an increase of the contingent consideration fair value. The variation was recognized as an expense in the financial result in the amount of R$ 15,872 for the year ended December 31, 2023 (revenue of R$ 13,971 for the year ended December 31, 2022).

15	Retirement plans liabilities

During the year of 2023, the subsidiary Vinci Vida e Previdência S.A. started its retirement services operations. As of December, 2023, active plans are principally accumulation of financial resources through products PGBL (Free Benefit Generator Plan) and VGBL (Free Benefit Generator Life) structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.

In this respect, such financial products represent investment contracts that have the legal form of retirement plans, but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and balance consists of the balance of the participant in the linked Specially Constituted Investment Fund (“FIE”) at the reporting date (Note 5). On December 31, 2023 the Retirement plan liabilities are 85,554.

16	Equity

(a)	Capital

The capital comprises 42,447,349 Class A shares and 14,466,239 Class B shares with a par value of US$ 0.00005 each.

The Class A common shares have been approved for listing on the Nasdaq Global Select Market, or Nasdaq, under the symbol "VINP." Vinci has two classes of common shares: Class A common shares and our Class B common shares.

Class B common shares carry rights that are identical to the Class A common shares, except that (1) holders of Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) holders of Class B common shares have certain conversion rights; (3) holders of Class B common shares are entitled to preemptive rights in the event that additional Class A common shares are issued in order to maintain their proportional ownership interest; and (4) Class B common shares shall not be listed on any stock exchange and will not be publicly traded.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

The Entity’s shareholders as of December 31, 2023 and 2022 are presented in the table below:

Shareholders	12/31/2022 Quantity	Subscribed	Transferred	Repurchased	12/31/2023 Quantity
Gilberto Sayão da Silva (Class B Common shares)	14,466,239	-	-	-	14,466,239
Alessandro Monteiro Morgado Horta (Class A common shares)	8,226,422	-	-	-	8,226,422
Public Float (Class A common shares)	13,438,636	-	753,991	(1,724,152)	12,468,475
Other Shareholders (Class A common shares)	18,949,439	-	(331,758)	-	18,617,681
Treasury shares (Class A common shares)	1,832,852	-	(422,233)	1,724,152	3,134,771
Total	56,913,588	-	-	-	56,913,588

Series A Convertible preferred shares (*)	-	100,000	-	-	100,000
Total	-	100,000	-	-	100,000

(*) The Series A Convertible Preferred Shares will be convertible at the option of the holders at any time after the closing of the issuance into Class A Common Shares at an initial conversion rate of 73.5402 Class A Common Shares for each Series A Convertible Preferred Share, which represents an initial conversion price of approximately $13.60 per Class A Common Share.

Fair value option of convertible preferred shares

As informed on note 14 (i), when the initial carrying amount of a compound financial instrument is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument determined for the liability component. As of December 31, 2023, the fair value of the stock option and the amount of transaction cost that are allocated to the equity are R$ 34,141 and 1,958, respectively.

(b)	Transactions costs

Transactions costs comprises the expenses incurred by the Entity in connection with the IPO.

(c)	Retained earnings

Retained earnings comprises the net profit generated by the Entity which were not distributed to their shareholders or approved to be distributed by the Entity management.

(d)	Other reserves

Other reserves are comprised by the following operations:

(i)	Exchange variation on investees

Comprises the exchange variation in investments made on investees which have a functional currency other than Brazilian Reais, the Entity functional currency. When a foreign operation is sold, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(ii)	Share-based payments

Benefits to its employees through a share-based incentive.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

(e)	Dividends

On February 10, 2023, Vinci declared a quarterly dividend distribution of US$ 0.17 per common share to shareholders as of February 28, 2023, totalizing US$ 9,328 (R$ 49,015), paid on March 9, 2023.

On May 11, 2023, Vinci declared a quarterly dividend distribution of US$ 0.16 per common share to shareholders as of May 25, 2023, totalizing US$ 8,729 (R$ 43,651), paid on June 9, 2023.

On August 10, 2023, Vinci declared a quarterly dividend distribution of US$ 0.20 per common share to shareholders as of August 24, 2023, totalizing US$ 10,826 (R$ 53,312), paid on September 5, 2023.

On November 7, 2023, Vinci declared a quarterly dividend distribution of US$ 0.17 per common share to shareholders as of November 22, 2023, totalizing US$ 9,142 (R$ 44,496), paid on December 6, 2023.

Once dividends are declared and approved by the board of directors, they will be paid on proportional basis to the owners of the common shares.

(f)	Treasury shares

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury share reserve. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within the additional paid-in capital.

On May 6, 2021, the Company announced the adoption of its share repurchase program in an aggregate amount of up to R$ 85 million (the “Repurchase Program”). The Repurchase Program may be executed in compliance with Rule 10b-18 under the Exchange Act. The program shall be permitted to commence after the date it is publicly disclosed and does not have a specified expiration date. Buybacks shall be made from time-to-time in the open market and negotiated purchases. The specific prices, numbers of shares and timing of purchase transactions shall be determined by the Company from time to time in its sole discretion.

On September 14, 2021, the Company intended to benefit from the affirmative defense provided by Rule 10b5-1 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934. The Repurchase Program previously approved comply with the requirements of Rule 10b5-1 and will be carried out exclusively by J.P. Morgan Securities LLC (“JPMS”). JPMS acts as agent on behalf of Vinci and in accordance with the following terms:

● The program is permitted to commence on October 1, 2021 and does not have a specified expiration date.

● Buybacks shall be made in compliance with Rule 10b5-1(c)(1) under the Exchange Act;

● The Repurchase Program respects the total amount of up to R$85 million, as previously approved.

On June 16, 2022, the Company announced a share buyback plan and a share repurchase plan to buy back up to R$60.0 million of the Company's outstanding Class A common shares across both plans. These plans were approved to replace the share repurchase plans approved by our board of directors on May 6, 2021 and September 15, 2021, which expired on May 31st, 2022. The plans commenced immediately and did not have a specific expiration date (other than when the R$60.0 million buyback limit is reached).

Under the share buyback plan, buybacks may be made from time-to-time in an open market and negotiated purchases, effective immediately, in compliance with SEC Rule 10b-18. The specific prices, numbers of shares and timing of purchase transactions will be determined by the Company from time to time in its sole discretion. Additionally, repurchases will be carried out by the agent of the Company from time-to-time in open market and negotiated purchases, in compliance with SEC Rule 10b5-1.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

On February 14, 2023, the Company announced a new share buyback plan and a share repurchase plan to buy back up to R$60.0 million of the Company's outstanding Class A common shares across both plans. The new buyback and repurchase plans will commence on the expiration date of the legacy plans and will not have specified expiration dates (other than when the R$60.0 million buyback limit is reached).

From January 1, 2023, to October 23, 2023, 1,724,152 Class A common shares were repurchased, in the amount of R$ 81,951. As detailed in Note 24, 57,413 shares were vested as part of the Restricted Shares Unit Plan. In December 2023 the Company holds 3,134,771 Class A common shares in treasury.

In October 2023, the Company suspended for undetermined time the Repurchase Program, in compliance with SEC Rule 10b5-1.

(g)	Basic and diluted earnings per share

a) Basic earning per share	2023	2022	2021
From continuing operations attributable to the ordinary equity holders of the Entity	4.02	3.89	3.77
Total basic earning per share attributable to the ordinary equity holders of the Entity	4.02	3.89	3.77

b) Diluted earning per share	2023	2022	2021
From continuing operations attributable to the ordinary equity holders of the Entity	3.85	3.84	3.77
Total basic earning per share attributable to the ordinary equity holders of the Entity	3.85	3.84	3.77

c) Reconciliations of earnings used in calculating earnings per share

Basic earnings per share:	2023	2022	2021
Profit attributable to the ordinary equity holders of the Entity used in calculating basic earnings per share:
From continuing operations	220,608	219,417	208,615
	220,608	219,417	208,615

Diluted earnings per share	2023	2022	2021
Profit from continuing operations attributable to the ordinary equity holders of the Entity
Used in calculating basic earnings per share	220,608	219,417	208,615
Used in calculating diluted earnings per share	220,608	219,417	208,615

d) Weighted average number of share used as the denominator	2023	2022	2021
Weighted average number of ordinary share/quotas used as the denominator in calculating basic earnings per share:	54,903,764	56,356,293	55,387,859
Adjustments for calculation of diluted earnings per share:	501,807	792,815	-
Weighted average number of ordinary shares/quotas and potential ordinary shares used as the denominator in calculating diluted earnings per share	55,405,572	57,149,108	55,387,859

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

17	Revenue from services rendered

	2023	2022	2021

Gross revenue from fund management	420,879	396,532	384,321
Gross revenue from performance fees	22,628	15,343	38,649
Gross revenue from financial advisory services	43,480	24,072	73,066

Gross revenue from services rendered	486,987	435,947	496,036

In Brazil	397,092	338,937	378,147
Abroad	89,895	97,010	117,889

Taxes and contributions
COFINS	(17,931)	(15,352)	(15,438)
PIS	(3,890)	(3,330)	(3,348)
ISS	(10,746)	(9,170)	(11,792)

Net revenue from services rendered	454,420	408,095	465,458

Net revenue from fund management	393,367	371,501	361,070
Net revenue from performance fees	21,254	14,600	37,633
Net revenue from advisory services	39,799	21,994	66,755

18	General and administrative expenses

	2023	2022	2021

Personnel and profit-sharing (a)	(70,860)	(63,665)	(55,057)
Share Based Plans (b)	(14,967)	(14,276)	(3,670)
Profit sharing (a)	(94,640)	(79,872)	(98,970)
	(180,467)	(157,813)	(157,697)
Third party expense (c)	(33,318)	(38,836)	(38,891)
Right of use depreciation (d)	(9,686)	(10,800)	(9,812)
Depreciation and amortization (e)	(10,094)	(4,986)	(3,917)
Travel and representations	(3,928)	(4,535)	(1,271)
Condominium expenses	(3,041)	(3,315)	(2,598)
Other operating expenses (f)	(11,730)	(9,064)	(8,812)
	(252,264)	(229,349)	(222,998)

(a)	Personnel and profit-sharing

According to the profit-sharing program and based on Law 10,101 of December 19, 2000 and on objectives established at the beginning of each year, management estimated the payment of profit sharing in the amount of R$ 94,640 (R$ 79,872 in 2022 and 98,970 in 2021) for the year ended December 31, 2023.

(b)	Share-based payments

See Note 22 for more details.

(c)	Third party expense

Third party expenses are composed for accounting, advisory, information technology, marketing, and other contracted services.

(d)	Right of use depreciation

See Note 10 for more details.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

(e)	Depreciation and amortization

The amount is mainly comprised by property and equipment depreciation and intangible amortization.

(f)	Other operating expenses

The amount is mainly comprised of office expenses, including energy, cleaning, maintenance and conservation, among others several expenses.

19	Finance profit/(loss)

	2023	2022	2021

Investment income (i)	110,474	94,728	27,982
Financial revenue through amortized cost	4,571	-	-
Foreign currency variation income	742	2,514	-
Financial revenue on sublease agreements	700	390	197
Contingent consideration variation (iii)	4,051	13,971	-
Other finance income	1,271	530	332

Finance income	121,809	112,133	28,511

Financial expense on lease agreements	(9,809)	(9,359)	(12,281)
Interest expense on loans and financing (ii)	(23,654)	(5,804)	-
Bank fees	(141)	(354)	(119)
Interest and arrears	-	(4)	(80)
Investment losses (i)	(111)	(554)	-
Fines on taxes	(1)	(4)	(65)
Foreign currency variation on liabilities at amortized cost	(775)	(2,986)	(372)
Interest on taxes	(79)	-	(208)
Contingent consideration variation (iii)	(19,923)	-	-
Other financial expenses	(87)	-	(4)

Finance costs	(54,580)	(19,065)	(13,129)

Finance profit/(loss), net	67,229	93,068	15,382

(i)	Investment income and losses comprises the fair value changes on the financial instruments at fair value through profit or loss. Segregated investment income result is demonstrated below.

	2023	2022	2021
Mutual funds and fixed income investments (a)	109,657	94,489	25,620
Private equity funds	817	239	2,362
	110,474	94,728	27,982

Mutual funds	-	(486)	-
Private equity funds	(111)	(68)	-
	(111)	(554)	-
(a)	Vinci Monalisa corresponds to the most part of the Group’s investment income.

(ii)	Interest expense on loans and financing comprises the financial result on the Commercial notes, the consideration payable related to SPS acquisition and interest expense on the convertible preferred shares. Please see note 14 for more detail.

(iii)	Variation on contingent consideration comprises the financial result of the fair value evaluation. Please see note 14 (iii) for more detail.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

20	Income tax and social contribution

As an exempted company incorporated in the Cayman Islands, Vinci Partners Ltd is subject to Cayman Islands laws, which currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us.

Vinci Partners Ltd subsidiaries, except for Vinci Partners Ltda, Vinci Capital Gestora Ltda, Vinci Soluções de Investimentos Ltda and Vinci Vida e Previdência S.A., are taxed based on the deemed profit.

Vinci has tax losses and negative basis resulting from previous years and deferred income tax and social contribution credits are recognized since there is expectation of future tax results for these companies. The tax credit arising from the tax loss and negative basis under the taxable profit regime in December, 2023 is R$ 6,066 (R$ 4,912 on December 31, 2022).

No foreign subsidiaries presented net income for taxation of income and social contribution taxes until December 31, 2023 and 2022.

The income tax and social contribution charge on the results for the year can be summarized as follows:

	2023	2022	2021

Current income tax	(42,961)	(38,945)	(41,510)
Current social contribution	(15,605)	(14,199)	(15,260)

	(58,566)	(53,144)	(56,770)

Deferred income tax	6,455	683	5,546
Deferred social contribution	2,185	48	1,997

	8,640	731	7,543

Deferred tax balances

	12/31/2023	12/31/2022
Deferred tax assets
Tax losses	6,066	4,912
Leases	1,084	1,805
RSU	2,188	1,628
Interest expense on obligation for acquisition	2,121	550
Amortization on management Contracts	1,382	346
Contingent consideration	646	-
Total	13,487	9,241
Deferred tax liabilities
Financial revenue	(1,147)	(973)
Estimated revenue	(1,570)	(1,690)
Leases	(351)	(49)
Contingent consideration	-	(4,750)
Total Income Tax	(3,068)	(7,462)

Estimated revenue	(815)	(878)
Total (Taxes and contribution)	(815)	(878)

Total deferred tax liabilities	(3,883)	(8,340)

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

Movements	Tax losses	Leases	RSU	Other (*)	Total
Deferred tax assets
As at December 31, 2021	2,494	2,476	-	-	4,970
to profit and loss	2,418	(671)	1,628	896	4,271
As at December 31, 2022	4,912	1,805	1,628	896	9,241
to profit and loss	1,154	(721)	560	3,253	4,246
As at December 31, 2023	6,066	1,084	2,188	4,149	13,487

(*) Comprises deferred taxes related to interest expense on obligation for ownership acquisition, amortization on management contracts and contingent consideration.

Movements	Financial Revenue	Estimated Revenue	Leases	Contingent consideration	Total
Deferred tax liabilities
As at December 31, 2021	(1,815)	(3,201)	-	-	(5,016)
to profit and loss	842	633	(49)	(4,750)	(3,324)
As at December 31, 2022	(973)	(2,568)	(49)	(4,750)	(8,340)
to profit and loss	(174)	183	(302)	4,750	4,457
As at December 31, 2023	(1,147)	(2,385)	(351)	-	(3,883)

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

(a)	Tax effective rate

	2023	2022	2021

Profit (loss) before income taxes	269,385	271,814	257,842
Combined statutory income taxes rate - %	34%	34%	34%
Income tax benefit (expense) at statutory rates	(91,591)	(92,417)	(87,666)
Reconciliation adjustments:
Expenses not deductible	(880)	(214)	(392)
Tax benefits	190	282	825
Share based payments	(516)	(297)	(371)
Unrecognized tax loss credits	(2,055)	-	-
Effect of presumed profit of subsidiaries (i) and offshore subsidiaries	44,833	40,220	38,279

Other additions (exclusions), net	93	13	98

Income taxes expenses	(49,926)	(52,413)	(49,227)
Current	(58,566)	(53,144)	(56,770)
Deferred	8,640	731	7,543

Effective rate	19%	19%	19%

(i)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

21	Related parties

(a)	Key management remuneration

The total remuneration (salaries and benefits) of key management personnel, including the Executive Committee, amounted to R$ 16,672, including profit-sharing compensation for the year ended December 31, 2023 (2022 - R$ 16,781).

According to Vinci internal policy, the key management is entitled to receive a profit-sharing compensation for the current year, which was paid in January 2024, after the Management approval. As informed in Note 12, Vinci accrued a provision for profit sharing for the Group as of December 31, 2023.

(b)	Receivables from related parties

The Entity receivables from related parties as of December 31, 2023 and 2022, as shown in the table below:

	12/31/2023	12/31/2022
Vinci Infra Investimentos V2I S.A.	-	79
Cagliari Participações S.A.	4	4
Accadia Participações AS	-	91
Norcia Participações SA	-	56
Laguna Participações S.A.	-	11
VFDL 4 Empreendimentos Imobiliários LTDA	-	3
Vias Participações I S.A.	-	1
Verona Participações Societarias S.A.	-	8
	4	253

(c)	Employees loans

As presented in Note 6(i), Vinci may advance payments to its employees.

(d)	Receivables from employees

During 2023, Vinci sold part of its treasury shares to employees. The amount will be received from January 31, 2025, in annual installments until January 31, 2029, and a monetary variation will be charged by inflation index.

22	Segment reporting

The Entity's reportable segments are those business units which provide different services and are separately managed since each business demands different market strategies.

The main information used by management for assessment of the performance of each segment is the profit by segment for the analysis of the return of these investments.

The information on assets and liabilities by segment is not disclosed in these financial statements because it is not used by management when managing segments. Management does not make an analysis by geographical areas for the management of the Entity's business.

Segments are independently managed, with professionals specifically skilled allocated in each segment.

The Entity's operations are segmented according to the organization and management model approved by management, and they are divided as follows:

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

Private Market Strategies

Comprises the investments in illiquid funds, as described below:

(i)	Private Equity

The private equity segment has a generalist and control-oriented approach, focusing on growth and turnaround. The primary strategy is value creation pursuing transformation of invested companies, with changes in the growth of revenue, productivity, profitability and management profile, using a proprietary methodology ("Value from the Core").

Another strategy of the segment is focused on sectors resilient to different investment cycles and minority holdings in small and medium enterprises with business models that exhibit high growth potential and clear, mensurable ESG (Environmental, Social and Governance) goals.

(ii)	Real Estate

The Real Estate Investment Funds segment are focused on shopping centers, logistics, offices, urban real estate and funds of funds, and seek to achieve differentiated returns through an active management of a diversified and quality portfolio. The segment’s objective is also the development of real estate properties, following up to five key steps: origination of opportunities, analysis, execution, monitoring and asset sale.

(iii)	Infrastructure

The infrastructure segment has exposure to real assets through equity and debt instruments, active in the following sub-segments: power, oil & gas, transportation & logistic and water & sewage. The strategy invests across two sub-strategies: sector-focused funds and structured credit. The fund’s investments are periodically monitored, including the evolution of ESG metrics, financial and operational metrics.

(iv)	Credit

This credit segment is focused on fundamental credit analysis, consistency, and long-term value creation to investors. The area dynamic approach is to tactically allocate capital between asset classes and adapt to different cycles. It is also sourcing of credit instruments with resilient structures and sound collateral packages. The credit strategy investments include for core sub-strategies: infrastructure debt, real estate debt, structured credit and exclusive mandates, following four key steps: origination, analysis, structuring and monitoring.

(v)	Special situations (SPS)

This Special situation segment is focused in complex situations in which financial and human capital are employed to generate superior returns, maintaining adequate risk levels and preserving the interests of all parties involved.

Liquid Strategies

This segment seeks return through operations in public markets, as trading bonds, public stocks and derivatives, among other assets. It is comprised by the investments in liquid funds, as described below:

(i)	Hedge Funds

The hedge fund segment manages funds through Brazilian and international financial instruments such as stock, credit, interest, foreign exchange and commodities. Monitoring and risk control are based on

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

different techniques such as: use of options for high conviction trades, monitoring liquidity conditions for each position, VaR monitoring, scenarios simulations (including stress test), stop loss rules on individual positions and on the portfolio level.

(ii)	Public equities

The public equities segment manages long-term positions based on fundamental analysis of Brazilian publicly traded companies. The mains strategy is through absolute return, dividends, and small caps.

Investment products and solutions

Investment products and solutions segments offer financial products on an open platform basis providing portfolio and management services considering medium/long term risk allocation. The strategy aims to provide an advanced investment strategy with alpha generation according to the clients’ targets. The strategy is divided in four sub-strategies: separate exclusive mandates, commingled funds, international allocation and pension plans.

Financial advisory services

The financial advisory services objective is including high value-added to financial and strategic advisory services to entrepreneurs, corporate senior management teams and boards of directors, focusing primarily on IPO advisory and M&A transactions for Brazilian middle-market companies. The financial advisory services team serves as trusted advisors to clients targeting local and/or product expertise in the Brazilian marketplace.

Vinci retirement services

The retirement services focus on planning and building long-term investment portfolios that assist investors to achieve their retirement goals. The retirement services segment started its operations during the first semester of 2023.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

		2023
	Private Market Strategies	Liquid Strategies	Investment Products and solutions	Financial Advisory	Vinci Retirement Services	Corporate Center	Total
In Brazil	202,296	83,622	72,361	38,639	174	-	397,092
Abroad	71,925	5,643	10,222	2,105	-	-	89,895
Gross revenue from services rendered	274,221	89,265	82,583	40,744	174	-	486,987
Fund Advisory fee	2,700	-	36	40,744	-	-	43,480
Fund Management fee	266,245	76,711	77,749	-	174	-	420,879
Fund Performance fee	5,276	12,554	4,798	-	-	-	22,628
Taxes and contributions	(15,808)	(5,480)	(7,822)	(3,448)	(9)	-	(32,567)
Net revenue from services rendered	258,413	83,785	74,761	37,296	165	-	454,420
(-) General and administrative expenses	(48,864)	(24,293)	(20,257)	(9,700)	(9,256)	(124,928)	(237,297)
Share-based payments	(788)	(181)	96	-	-	(14,094)	(14,967)
Operating profit	208,762	59,312	54,600	27,596	(9,091)	(139,022)	202,156
Finance income							121,809
Finance cost							(54,580)
Finance result, net							67,229
Profit before income taxes							269,385
Income taxes							(49,926)
Profit for the period							219,459

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

		2022
	Private Market Strategies	Liquid Strategies	Investment Products and solutions	Financial Advisory	Vinci Retirement Services	Corporate Center	Total
In Brazil	151,660	86,690	79,888	20,699	-	-	338,937
Abroad	73,731	8,305	14,974	-	-	-	97,010
Gross revenue from services rendered	225,391	94,995	94,862	20,699	-	-	435,947
Fund Advisory fee	3,341	-	32	20,699	-	-	24,072
Fund Management fee	218,393	86,838	91,301	-	-	-	396,532
Fund Performance fee	3,659	8,158	3,526	-	-	-	15,343
Taxes and contributions	(11,816)	(5,684)	(8,561)	(1,791)	-	-	(27,852)
Net revenue from services rendered	213,577	89,312	86,298	18,908	-	-	408,095
(-) General and administrative expenses	(40,919)	(24,686)	(18,947)	(5,021)	(5,733)	(119,767)	(215,073)
Share-based payments	(1,150)	(230)	(414)	-	-	(12,482)	(14,276)
Operating profit	171,508	64,396	66,937	13,887	(5,733)	(132,249)	178,746
Finance income							112,133
Finance cost							(19,065)
Finance result, net							93,068
Profit before income taxes							271,814
Income taxes							(52,413)
Profit for the period							219,401

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

	2021
	Private Market Strategies	Liquid Strategies	Investment Products and solutions	Financial Advisory	Corporate Center	Total
In Brazil	138,403	98,542	74,373	66,829	-	378,147
Abroad	78,206	7,766	31,917	-	-	117,889
Gross revenue from services rendered	216,609	106,308	106,290	66,829	-	496,036
Fund Advisory fee	6,178	-	59	66,829	-	73,066
Fund Management fee	205,162	95,441	83,718	-	-	384,321
Fund Performance fee	5,269	10,867	22,513	-	-	38,649
Taxes and contributions	(11,488)	(9,108)	(4,202)	(5,780)	-	(30,578)
Net revenue from services rendered	205,121	97,200	102,088	61,049	-	465,458
(-) General and administrative expenses	(45,118)	(26,313)	(28,258)	(12,513)	(110,796)	(222,998)
Operating profit	160,003	70,887	73,830	48,536	(110,796)	242,460
Finance income						28,511
Finance cost						(13,129)
Finance result, net						15,382
Profit before income taxes						257,842
Income taxes						(49,227)
Profit for the year						208,615

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

23	Legal Claims

As December 31, 2023 and 2022, the Entity is not aware of disputes classified as probable chance of loss.

Find below the disputes classified as possible chance of loss segregated into labor, tax and civil.

	12/31/2023	12/31/2022

Tax	22,095	20,452
Labor	780	1,967
Total	22,875	22,419

Tax Claims

Vinci Gestora de Recursos Ltda. is a party to a tax administrative proceeding in course arising from the payment of social security contributions (employer's portion and Work Accident Insurance (SAT)) in 2011, charged on amounts paid by virtue of quota of profits and results, totaling R$ 3,652 (2022: R$ 3,441).

Vinci Equities Gestora de Recursos Ltda. has one proceeding related to the requirement of ISS (excise tax) under rendered services to investment funds located abroad in the amount of R$ 266 (2022: R$ 220). Supported by the opinion of its legal advisors, management classified these proceedings as having a possible risk of loss and did not record a provision for contingencies related to these proceedings.

On March 21, 2018, the Brazilian federal revenue opened a tax assessment against Vinci Equities for the collection of open debts of IRPJ, CSLL, PIS and COFINS in the amount of R$ 18,154 (2022: R$ 16,791) for the calendar year of 2013.

24	Share-based payments

The Entity provides benefits to its employees through a share-based incentive. The following item refers to the outstanding plan on December 31, 2023.

Stock Options

May 2021

On May 6, 2021, the Entity launched a Stock Option Plan (“SOP” or “Plan”) in order to grant stock options to certain key employees (“Participants”) to incentivize and reward such individuals. These awards are scheduled to vest over a three-year period and the holders of vested options are entitled to purchase shares at the market price of the shares at grant date. This right may be subject to certain conditions to be imposed by the Entity and aims at aligning the interests of the Entity's shareholders with those of the Participants. Each option will entitle the Participant to acquire 1 Class A common shares issued by the Company. The key terms and conditions related to the grants under the SOP are as follows:

# Tranche	Period in months when options will become potentially suitable for exercise (“Grace Period”)	Limit per tranche
		(percentage of the number of options granted)	(quantity of the number of options granted)
1st tranche	12	20%	332,498
2nd tranche	24	20%	332,498
3rd tranche	36	60%	997,485

The initial date of Grace Period for the options granted will be February 1st, 2021, the Company’s Initial Public Offer settlement day. The Participant will have the right to exercise their vested options from the third anniversary of the date of execution of the program up to 1 year, after which the referred options will be automatically forfeited, in full, regardless of prior notice or notification, and without the right to any indemnity. No Participant will have any of the rights and privileges of the Company's shareholders until the options are duly exercised and the shares under the options are acquired by the Participant.

The issue or purchase price of the shares to be subscribed or purchased by the Participants (“Exercise Price”) will be US$18.00. The Exercise Price will be reduced by the amount in dollars per share distributed to its shareholders from the date of execution of this Plan, whether as dividends, interest on equity, redemption, capital reduction or other events defined by the Board of Directors.

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

The maximum number of shares available for the exercise of options under this plan is limited to 5% of the total share capital of the Company at any time, on a fully diluted basis, taking into account also the options granted under this Plan.

As of December 31, 2023, there are stock options outstanding with respect to 1,482,753 Class A common shares (1,572,616 as of December 31, 2022).

The total expense recognized for the programs for the year ended December 31, 2023 was R$ 1,147 (December 31, 2022 was R$ 2,555).

February 2023

In February 2023, the Board of Directors approved a second Stock Option Plan, which aims to grant up to 1,150,000 options, each entitling the beneficiary to purchase one Class A common share. Such options have an exercise price per share equal to US$9.96; provided that, unless otherwise provided for in an option agreement, this exercise price will be reduced by the amount per share distributed to our shareholders from the date of the grant of the option, whether as dividends, interest on capital, redemption, capital reduction or others. Options will become eligible to be exercised in May 2026. During the second quarter of 2023 the Entity and its subsidiaries issued stock option in connection to the related Plan.

As of December 2023, there are stock options outstanding with respect to 1,116,884 Class A common shares.

The total expense recognized for the programs for the period ended December 2023 was R$ 2,470.

Restricted Share Unit (RSU)

a)	Restricted Shares Units Plan

On April 04, 2022, the Entity announced its Restricted Share Unit Award Plan (“Plan”). The purpose of this Plan is to provide the opportunity for officers and employees of Vinci and its Subsidiaries, as elected by the Executive Compensation Committee, to receive restricted Shares (“RSU”). Shares representing up to 1.65% of the total amount of the capital stock of the Company, which equals, on this date, approximately 950.000 shares.

Under the Plan, stocks are awarded to the recipient upon their grant date. Subject to the terms of the Plan, each RSU shall grant the beneficiary the right to receive one (1) share, subject to the satisfaction of the conditions for acquisition of the shares. The RSUs awarded to the beneficiary shall be vested in different tranches, as long as the service condition is fulfilled and verified. The vesting dates may vary from 1 to 6 years after the granted date, accordingly to the dates defined in each Restricted Share Unit Award Agreement.

If an eligible participant ceases its relationship with the Group, within the vesting period, the rights will be forfeited, except in limited circumstances.

b)	Fair value of shares granted.

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date.

The Company uses certain assumptions to determine the RSUs fair value at the granted date, including the following:

•	Market value of the shares at the granted date.

•	Estimative of dividend yield and the US interest rate for the years comprised from the granted date until the vesting dates.

These estimates also require determination of the most appropriate inputs to the valuation models including assumptions.

regarding the expected life of a share-based payment.

c)	Outstanding shares granted and valuation inputs

The total RSUs awarded for this Plan was 781,881. The table below summarize the activity for the year ended December 31, 2023.

	2023	2022

RSU outstanding on January 1st	781,881	-
Granted	-	781,881
Forfeited	(35,689)	-
Vested	(57,413)	-
RSU outstanding on December 31	688,779	781,881

Vinci Partners Investments Ltd.

Notes to the consolidated financial statements

Years ended December 31

All amounts in thousands of Brazilian Reais, unless otherwise stated

d)	As of December 31, 2023, total compensation expense of the plans was R$ 11,350 (R$ 11,721 as of December 31, 2022), including R$ 4,007 (R$ 4,483 as of December 31, 2022) of social charges provisions.

25	Subsequent Events

In January 2024, the Board of Directors approved a third Stock Option Plan, which aims to grant up to 1,274,000 options, each entitling the beneficiary to purchase one Class A common share. Such options have an exercise price per share equal to US$11.04; provided that, unless otherwise provided for in an option agreement, this exercise price will be reduced by the amount per share distributed to our shareholders from the date of the grant of the option, whether as dividends, interest on capital, redemption, capital reduction or others. Options will become eligible to be exercised in January 2027.